

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 4, 2009

Mr. Dwayne Skellern
President, Secretary and Treasurer
Big Bear Mining Corp.
110 S. Fairfax Ave.
Los Angeles, CA 90036

      Re: Big Bear Mining Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 31, 2009
             Form 10-Q for the Fiscal Quarter Ended March 31, 2009
             Filed May 15, 2009
             Response Letter Dated August 31, 2009
             File No. 001-32904

Dear Mr. Skellern:

      We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

                    Sincerely,

                    Christopher J. White
                    Branch Chief